June 10, 2008

Stephen Korn
Vice President and General Counsel
Zoll Medical Corporation
269 Mill Road
Chelmsford, MA 01824

> **Re: Zoll Medical Corporation**
> **Annual Report on Form 10-K**
> **Filed December 13, 2007**
> **File No. 000-20225**

Dear Mr. Korn:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 10. Directors, Executive Compensation

1. We note from your discussion under "Annual Cash Incentive Bonuses" on page 10 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the necessary corporate financial performance goals to be achieved in order for your named executive officers to earn their annual cash incentive bonuses. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of the information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be to achieve

the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

2.   It appears that threshold, target and maximum amounts related to your annual cash incentive bonuses should have been disclosed pursuant to Item 402(d)(2)(iii) of Regulation S-K in your Grants of Plan-Based Awards table on page 15 of the proxy statement that you have incorporated by reference into your Form 10-K. Please provide such disclosure in your future filings, as applicable, or provide us with your analysis as to why such information should not have been included in that table. Please also tell us why you have indicated in footnote 1 to your Grants of Plan-Based Awards table that you do not maintain any non-equity incentive plans that are required to be disclosed under this table when you have reported amounts for each named executive officer under the "Non-Equity Incentive Plan Compensation" column in your Summary Compensation Table. Please consider the definitions under Item 402(a)(6)(iii) of Regulation S-K when preparing your response.

        Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3635 with any other questions.

                                        Sincerely,

                                        Tim Buchmiller
                                        Senior Attorney